EXHIBIT 7.3

AMENDED AND RESTATED MANAGEMENT AGREEMENT

THIS AGREEMENT is made as of April 23, 2002, and is an amendment and restatement of the Management Agreement dated December 2, 1988, the Amended Management Agreement dated April 21, 1994, the Second Amended Management Agreement dated April 29, 1997, and the Third Amended Management Agreement dated April 26, 2000.

     AMONG:

PENGROWTH CORPORATION, a corporation incorporated under the laws of Alberta having its registered office and principal place of business in Calgary, Alberta (the “Investor”)

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PENGROWTH ENERGY TRUST, formed in accordance with the laws of Alberta, by its trustee Montreal Trust Company of Canada, a trust company with an office in Calgary, Alberta (the “Fund”)

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COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in the City of Calgary, in the Province of Alberta for and on behalf of the Royalty Unitholders (the “Trustee”)

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PENGROWTH MANAGEMENT LIMITED, a corporation incorporated under the laws of Alberta, having its registered office and principal place of business in Calgary, Alberta (the “Advisor”)

     WHEREAS:

A.	The Investor proposes to acquire Canadian Resource Properties, create the Royalty thereon and issue Royalty Units in respect thereof;

B.	The Fund proposes to purchase Royalty Units and to issue Trust Units in respect thereof;

C.	The Investor, the Fund and the Trustee wish to retain the Advisor to provide certain services in connection with the Properties, the Royalty, the Fund and the Units;

D.	The Advisor is willing to render such services on the terms and conditions hereinafter set forth;

E.	The original Management Agreement dated December 2, 1988, amended as provided in the Amended Management Agreement dated April 21, 1994, and the Second Amended

Management Agreement dated April 29, 1997, and the Third Amended Management Agreement dated April 26, 2000, is hereby amended and restated.

     NOW THEREFORE in consideration of the premises and the mutual covenants herein contained, the sufficiency of which is hereby acknowledged by the parties hereto, the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

1.01 Definitions

     As used herein, the following terms shall have the meanings set forth below:

a)	“Acquisition Fee” means the fee payable to the Advisor in any calendar year equal to 1.0% of the “Base Amount” (as herein defined) and 0.5% of any amount above the Base Amount of the aggregate gross purchase price of:

i)	any Canadian Resource Properties acquired by the Investor;

ii)	that amount by which the purchase price of any Canadian Resource Properties acquired by the Investor in a swap transaction (which shall be excluded from (i) above) exceeds the proceeds of sale of Properties in the swap transaction based upon the actual price allocations used by the transacting parties or if such amount cannot be determined due to the nature of the transaction or the Investor and the Advisor shall agree to use an alternative method; that proportion of the purchase price of any Canadian Resource Properties which is associated with an increase of value to the Investor as a result of the swap transaction determined in reference to the value of “Established Reserves” in an independent engineering appraisal applying a discount rate to be set by the Board of Directors of the Corporation based upon their reasonable assessment of applicable industry conditions; and

iii)	the following “Permitted Investments” as defined in subsection 1.01(u) of the Trust Indenture:

(A)	all rights in respect of Royalty Agreements or Royalties and other royalties to the extent they are permitted investments of a mutual fund trust under the provisions of subsection 132(6) of the Act;

(B)	shares in the capital of corporations and interests in partnerships whether general or limited; and

(C)	rights in and to any real property.

The Base Amount will be $100 million in 2000 and will be a minimum of $100 million in all subsequent calendar years of the Agreement. Commencing in 2001, if the Investor in any calendar year replaces reserves produced by the Investor during the preceding calendar year, based upon “Established Reserves” (“Proved Reserves” plus “Risked Probable Reserves”) determined by an independent engineering appraisal (the “Threshold Reserves Replacement”), the Base Amount shall be increased (but not decreased) to the actual gross purchase price of the Canadian Resource Properties acquired in reaching the Threshold Reserves Replacement (and for such purpose Properties acquired by the Investor during the calendar year shall be considered in priority to any changes in reserves due to exploration or development activity or changes to the manner of computation of reserves in the independent engineering appraisal). The new Base Amount will apply to the calendar year in which the Investor meets the Threshold Reserves Replacement and to all subsequent calendar years of this Agreement unless the Base Amount further increased in a subsequent calendar year as a result of meeting the Threshold Reserves Replacement for that calendar year. For greater certainty the Acquisition Fee will be determined on the basis of those Canadian Resource Properties purchased in transactions which are closed during any calendar year and the Base Amount shall not be decreased in any calendar year regardless of whether the Investor reaches the Threshold Reserves Replacement. The Board of Directors of the Investor shall have the discretion as to the effective date of implementation of the Acquisition Fee under this Third Amended Management Agreement or as to whether it may be appropriate to apply the Acquisition Fee under the Second Amended Management Agreement to certain acquisitions undertaken but not closed as of the date of this Third Amended Management Agreement.

b)	“DPSPs” means deferred profit sharing plans, as defined in the Act;

c)	“Income Amount” means the aggregate of the Net Production Revenue of the Corporation and income earned by Energy Trust from the Permitted Investments referred to in subsections 1.01(a)(iii)(A), (B) and (C) of this Agreement (other than from the sale thereof);

d)	“Proceeds” means the gross proceeds of the offering of Units;

e)	“RESPs” means Registered Education Savings Plan, as defined in the Act;

f)	“Royalty Exchange Right” means the right granted to each holder of Royalty Units to tender all or any of such Royalty Units to the Trustee and receive in exchange therefore an equal number of Trust Units as set forth in the Royalty Indenture and the Trust Indenture;

g)	“Royalty Indenture” means the Amended and Restated Royalty Indenture made as of the date hereof between the Investor and, the Trustee on behalf of the Royalty Unitholders, and on behalf of the Trust Unitholders;

h)	“RRIFs” means registered retirement income funds, as defined in the Act;

i)	“RRSPs” means registered retirement savings plans, as defined in the Act; and

j)	“Trust Payments” means the Cash Distributions plus ARC and interest income received by the Fund.

1.02 Definitions in Material Contracts

     Unless the context otherwise requires, where capitalized terms defined in the Royalty Indenture are used herein without definition, the definitions set out therein shall apply herein.

1.03 Headings

     The section headings hereof have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

ARTICLE II
THE ADVISOR

2.01 Management Services and Duties

     The Investor and the Fund, with the concurrence of the Trustee, hereby appoint the Advisor and the Advisor hereby accepts the appointment to undertake on behalf of the Investor and the Fund, subject to and in accordance with the terms, conditions and limitations contained in the Royalty Indenture and in the Trust Indenture, all matters pertaining to the Properties which are subject to the Royalty created under the Royalty Indenture and to Permitted Investments under the Trust Indenture including, without limiting the generality of the foregoing, the following matters:

a)	on a timely basis, keep the Investor fully informed with respect to the acquisition, exploration, development, operation and disposition of, and other dealing with, the Properties and the marketing or other dealing with the Petroleum Substances produced therefrom;

b)	review all opportunities to acquire Canadian Resource Properties which, acting reasonably and in the interests of the Investor, the Royalty Unitholders and the Fund, it believes the Investor might reasonably be interested in acquiring from time to time as required in connection with the purchase of Replacement Properties;

c)	conduct negotiations for the acquisition of Canadian Resource Properties, provide lease and land services related to such acquisitions (including the examination and evaluation of any title documents) and arrange for examination and preparation of legal documents or such other services required in connection with such acquisitions, provided that the Advisor shall be deemed not to make any warranty of title with respect to any Canadian Resource Properties acquired by the Investor;

d)	keep and maintain at its office in Calgary, Alberta at all times books, records and accounts which shall contain particulars of all operations, receipts and disbursements relating to the Investor’s interest in the Properties and to the Royalty. Such books, records and accounts shall record the business transactions of the Investor and the Fund and shall in each case be, as nearly as practicable, in accordance with those required to be kept by a distributing corporation as defined in the Business Corporations Act (Alberta);

e)	provide all necessary services in respect of the Investor acting as operator of any of the Properties;

f)	review all data, information, notices and requests tendered by any third party operator, advise the Investor as to the appropriate action to be taken and provide any required expertise on behalf of the Investor to facilitate the proper conduct of operations in respect thereof;

g)	arrange for and negotiate, on behalf of and in the name of Investor, all contracts with third parties for the proper management and operation of the Properties;

h)	make available, in performing its duties hereunder, the office space, equipment and staff including all accounting, secretarial, corporate and administrative services as may be reasonably necessary to perform its duties hereunder;

i)	to the extent possible administer all the land records and documents for the Properties including the setting up and maintaining of document and correspondence files, land files and records;

j)	to the extent possible supervise the disposition and marketing of Petroleum Substances from the Properties, invoice third parties as required and effect the collection of receivables relating thereto;

k)	arrange such audit, legal, insurance and other professional services as are required by the Investor or the Fund in connection with the Properties or the Royalty from time to time;

l)	arrange for all required petroleum engineering and geological services to adequately assess and evaluate the Properties;

m)	arrange for the payment of all property payable costs and expenses incurred by or on behalf of the Investor or the Fund in connection with the Properties or the Royalty;

n)	ensure that the Investor and the Fund comply with all material regulations, statutes and reporting requirements in connection with the Properties or the Royalty including compliance with the continuous disclosure obligations under all applicable securities legislation;

o)	use its reasonable best efforts to ensure that the Fund receives ARC in a timely manner;

p)	assume and carry out the functions and obligations of the Investor as set forth and described in Section 2.02 of the Royalty Indenture with respect to the operation of the Properties;

q)	arrange for and negotiate all borrowings required by the Investor to purchase Canadian Resource Properties or to fund Capital Expenditures; and

r)	execute documents on behalf of the Fund in connection with its duties hereunder.

2.02 Unitholder Services and Duties

     The Investor and the Fund, with the concurrence of the Trustee, hereby appoint the Advisor and the Advisor hereby accepts the appointment to undertake on behalf of the Investor and the Fund, subject to and in accordance with the terms, conditions and limitations contained in the Royalty Indenture and the Trust Indenture, all matters pertaining to the Royalty Units and Trust Units, other than the issue, certification, exchange, or cancellation or maintenance of registers and distribution of payments and statements in respect thereof, including without limiting the generality of the foregoing the following matters:

a)	collect and keep accounts of and effect the payment of the Cash Distributions to the Royalty Unitholders and if payment is made by cheque, the same will be mailed by first class mail, postage prepaid, to the latest address of each Royalty Unitholder, other than the Trustee in its capacity as Royalty Unitholder, on the records of the Investor or the Trustee, or otherwise known to the Advisor or the Investor;

b)	collect and keep accounts of the Trust Payments accruing to the Trust Unitholders (including accounts in respect of ARC and interest income) and effect the payment of the Trust Payments to the Trust Unitholders as soon as practicable but no later than the Business Day of the payment of the Cash Distributions by the Investor;

c)	furnish to Royalty Unitholders unaudited statement of receipts and disbursements with each Cash Distribution and to Trust Unitholders with each Trust Payment, and annual disclosure of the number of Trust Unitholders, and, within 90 days of each calendar yearend, furnish to each person who received a Cash Distribution or Trust Payment as a Royalty Unitholder or Trust Unitholder in that year, a statement of receipts and disbursements relating to the Royalty and all necessary income tax information including, with respect to Royalty Unitholders, the necessary documentation and, if required by the Royalty Unitholder access to the books and records of the Advisor, to allow them to calculate and apply for their ARC;

d)	furnish to each Trust Unitholder entitled to receive them, the audited financial statements of the Fund for each calendar year within appropriate regulatory time periods;

e)	furnish to Unitholders on a timely basis unaudited financial statements of the Investor for the last completed quarter, if required and, within appropriate regulatory time periods in each calendar year, the annual audited financial statements of the Investor, together with all information to be provided to Unitholders pursuant to Section 2.04 of the Royalty Indenture;

f)	if any material change occurs in relation to the Royalty, provide the Unitholders with all such reports as law or regulatory policy may require and notify Unitholders of such material change by letter accompanying the next Cash Distribution or Trust Payment, as the case may be, following such material change and, within appropriate regulatory time periods in each calendar year, the annual audited financial statements of the Investor;

g)	notify Trust Unitholders of any material change in the affairs of the Fund or in the provisions of the Act as it relates to the Trust Units by letter as soon as reasonably practicable following such material change or changes in the provisions of the Act;

h)	use its best efforts to ensure that the Trust Units continue to qualify as qualified investments for RRSPs, RRIFs, DPSPs and RESPs;

i)	use its best efforts to ensure that the Royalty Units continue to qualify as eligible investments for pension plans registered under the Pension Benefits Standards Act, 1985 (Canada), The Pension Benefits Act (Manitoba), The Pension Benefits Act (Saskatchewan) or the Employment Pension Plans Act (Alberta) without recourse to the exceptional provisions thereunder permitting certain other investments but subject to general investment provisions;

j)	call, hold and distribute material in respect of all necessary meetings of Unitholders including, without limitation:

i)	an annual meeting of Unitholders to be held prior to June 30 in each year, except 1989, at which meeting Unitholders shall exercise their rights as voting security holders of the Investor;

ii)	any special meeting(s) of Unitholders held to consider any special relating to the Investor, the Royalty, or any other matter; and

iii)	any special meeting(s) of Trust Unitholders held to consider the dissolution of the Fund or any other matter.

Notice of, information in respect of and voting at such meetings shall, as nearly as practicable, conform to that required for shareholders’ meetings of a distributing corporation under the Business Corporations Act (Alberta), as modified by the provisions of any agreement or indenture from time to time applicable to the Royalty Units or the Trust Units. The Advisor will use its best efforts to ensure compliance with the continuous disclosure obligations under all applicable securities legislation provided, however, that the Investor and the Fund shall be ultimately responsible for ensuring such compliance;

k)	where necessary, in co-operation with the Trustee, effect the exchange of Royalty Units for Trust Units pursuant to the Royalty Exchange Right and effect the redemption, on behalf of the Fund, of Trust Units by means of the sale of one Royalty Unit held by the Fund for each Trust Unit so redeemed; and

l)	allow Unitholders to inspect, during normal business hours, and, upon payment of the reasonable reproduction costs, to receive photocopies of the Royalty Indenture, the Trust Indenture and a listing of the registered holders of Units and generally, allow Unitholders access to the records of the Investor to the extent such access would be granted to them if they were shareholders of the Investor.

2.03 Standard of Care

     In exercising its powers and discharging its duties under this Agreement, the Advisor shall exercise that degree of care, diligence and skill that a reasonably prudent advisor and manager in respect of petroleum and natural gas properties in Western Canada would exercise in comparable circumstances. It is acknowledged and understood by the parties hereto that the Advisor may in its capacity as advisor and manager delegate specific aspects of its obligations hereunder to any other corporation or entity, including the Trustee, provided that such obligation shall not relieve the Advisor of any of its obligations under this Agreement.

2.04 Certificate of Compliance

     The Advisor shall furnish to the Trustee annually, within 120 days of the fiscal year end of the Fund, a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the Advisor, or such other officers of the Advisor as may be acceptable to the Trustee, certifying that the Advisor is in compliance in all material respects of its covenants, duties or obligations under this Agreement, or if such is not the case, specifying the covenants, duties or obligations which have not been complied with and giving particulars of such non compliance.

ARTICLE III
ADVISOR’S FEES AND EXPENSES

3.01 Acquisition Fee

     The Advisor will be paid the Acquisition Fee by the Investor upon the closing of the acquisition of any Properties or Permitted Investments as the case may be subject to adjustment as provided in subsection 1.01(a).

3.02 Management Fee

     The Advisor will be paid a Management Fee which shall be the Management Fee payable by the Investor for the Advisor’s services hereunder payable in accordance with the Royalty Indenture up to and including December 31, 1996, and which from and after January 1, 1997 shall be the annual fee payable to the Advisor quarterly on the 15th day of February, May, August and November (or monthly if the Board of Directors of the Investor should so direct) determined in respect of the Income Amount for the immediately preceding calendar quarter as to:

a)	3.5% of the first fifty million dollars ($50,000,000) of the Income Amount;

b)	3.0% of the Income Amount from fifty million dollars ($50,000,000) to one hundred million dollars ($100,000,000); and

c)	2.5% of the Income Amount in excess of one hundred million dollars ($100,000,000),

provided that:

d)	the annual Income Amount of the Fund shall be estimated in each calendar quarter as a basis for the payment of the Management Fee in such quarter and any over or under payment in respect of such quarter shall become an adjustment in the subsequent quarter of the year; and

e)	that portion of the Income Amount of the Fund representing Net Production Revenue under the Royalty Indenture for the preceding calendar quarter shall be payable by the Investor to the Advisor and the balance shall be payable by the Fund to the Advisor.

3.03 General and Administrative Costs

     The Advisor will be entitled to recover all General and Administrative Costs from the Investor in accordance with the Royalty Indenture, such costs to be approved by the Board of Directors of the Investor from time to time.

3.04 Bonus Pool

     As an incentive to officers, employees and special consultants of the Advisor, from and after January 1, 1997 the Manager shall establish a pool of funds (the “Bonus Pool”) which shall be funded from the Management Fee received by the Advisor and which shall be in an amount not less than 0.25% of the Income Amount. Bonuses will be paid form time to time from the Bonus Pool in accordance with criteria to be set at the discretion of the Advisor as a further incentive for performance.

ARTICLE IV
ACTIVITIES OF THE ADVISOR AND THE TRUSTEE

4.01 Other Activities

     The parties hereto hereby acknowledge that the Advisor is engaged in and will continue to engage in the oil and gas advisory and consulting business in Canada and elsewhere. Accordingly, the Advisor will divide its time between its obligations under this Agreement and other operations in which the parties hereto will not have, or be entitled to, an interest. Such other operations may include the management of other entities similar to the Investor or the Fund, joint ventures and the acquisition or disposition of Canadian Resource Properties for the account of the Advisor or other persons. The parties hereto consent to such activities and they agree that nothing herein shall prevent the Advisor or any of its officers, directors or employees or any of its Affiliates from having other business interests or from engaging in any other business activities relating to Canadian Resource Properties or from rendering services or acting as advisor to any other person even though such person may have investment or business interests similar to those of the Investor or the Fund. In the event that the interests of the Advisor are in conflict with those of the parties hereto, the Advisor is obliged to make decisions acting in good faith, having regard to the best interests of such parties and in a manner that would not contravene the fiduciary obligations of the Advisor to Unitholders.

4.02 Additional Information

     The parties hereto acknowledge that exploration and development activities on the Properties may have the incidental effect of providing additional information with respect to, or augmenting the value of, properties in which the Advisor or its Affiliates have an interest and the parties hereto agree that neither the Advisor nor its Affiliates shall be liable to account to any of them with respect to such activities or results, provided that the Advisor shall not act in a manner that would contravene its fiduciary obligations to Unitholders.

4.03 Permitted Activities

     Without limiting the generality of the foregoing, during the term of this Agreement, the Advisor is hereby expressly permitted:

a)	to be a shareholder of, or to be an Affiliate of, any person with whom the Advisor contracts or deals, or which supplies services to the Advisor including, without limitation, underwriters, brokers, bankers and counsel;

b)	to acquire, hold, operate, develop, manage and sell Canadian Resource Properties or securities for its own account and as a partner or joint venturer with any other version, and for or on behalf of any other person, or any combination of the foregoing, and to exercise all rights as a holder thereof as if it were not the Advisor;

c)	to acquire, hold and dispose of for its own account, any property, real or personal, even if such property is of a character which could be held as a Property and to exercise all rights as an owner of such properties as if it were not the Advisor; and

d)	to have other business interests of any nature and to continue such business interests while acting as Advisor under this Agreement.

4.04 Restrictions and Duties

     During the term of this Agreement, the Advisor shall:

a)	refrain from seeking, charging or receiving fees, commissions or other compensation in connection with the acquisition of Canadian Resource Properties made by the Investor, other than the fees specifically provided for herein or in the Royalty Indenture;

b)	not commingle its own funds or the funds of any other persons with any funds held by it on behalf of the Investor and the funds of the Investor relating to the offering of Units shall be held in a separate trust account;

c)	not “step-up” any cost by reason of transactions among Affiliates of the Advisor and accordingly, all costs charged to the Investor will be the lowest amount of costs incurred by the Advisor or any Affiliate thereof;

d)	take such measures as are reasonably necessary to ensure that any exploratory drilling incentive credits, geophysical incentive, grouping rates, petroleum incentive agreements or any other government grants or incentives earned by the Investor in the course of operations on the Properties shall be received by the Investor;

e)	not borrow, nor cause or suffer any party to borrow funds from the Proceeds; and

f)	ensure that Canadian Resource Properties will not be acquired from officers or directors of the Advisor or persons not at arm’s length with the Advisor at prices which are greater than fair market value and that Properties will not be sold to officers or directors of the Advisor or persons not at arm’s length with the Advisor at prices which are less than fair market value as established by an opinion of an independent financial advisor.

4.05 No Liability for Advice

     The Advisor shall not be liable, answerable or accountable for any loss or damage resulting from the advice given by the Advisor or the exercise by the Advisor of a discretion or its refusal to exercise a discretion, provided that the Advisor has acted in a faithful, diligent and honest manner and is not in breach of any of its obligations hereunder.

ARTICLE V
AGENCY

5.01 Farmouts or other Dispositions

     The Trustee on behalf of Royalty Unitholder hereby irrevocably constitutes and appoints the Advisor, its successors or assigns as its agent for the purpose of approving any proposal made by the Investor to make farmouts or other similar dispositions of specific interests in any part of the Properties for the purpose of funding Capital Expenditures only. No person dealing with the Advisor is required to inquire into the authority of the Advisor to take any action or make any decision on behalf of the Royalty Unitholders in respect of the matters herein referred to during the term of this agreement.

ARTICLE VI
INDEMNIFICATION OF ADVISOR

6.01 Indemnification

     The Advisor and any person who, at the request of the Advisor, is serving or shall have served as a director, officer or employee of the Advisor shall be indemnified by the Investor out of its assets and out of the Royalty against all liabilities and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel fees) arising from or related in any manner to this Agreement, provided, any person claiming indemnification hereunder shall not be finally adjudged in said action, suit or proceeding liable for or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of duty to the Investor or the Fund and provided that any such person shall not be finally adjudged to be in breach of any material covenants and duties of the Advisor as set forth hereunder. For the purposes of this Section 6.01, (a) “action, suit or proceeding” shall include every action, suit or proceeding, civil, criminal or other, and (b)

the right of indemnification conferred thereby shall extend to any threatened action, suit or proceeding and the failure to institute it shall be deemed its final determination. The foregoing right of indemnification shall not be exclusive of any other rights to which the Advisor or any person referred to in Section 6.01 may be entitled as a matter of law or which may be lawfully granted to him.

ARTICLE VII
TERM AND TERMINATION

7.01 Term

     Subject to Section 7.02, this Agreement shall remain in force for a rolling three (3) year term such that any termination of the Agreement will require a minimum of three (3) years written notice. The Management Agreement and the terms thereof shall be considered by the Trust Unitholders at the Annual Meeting to Trust Unitholders held in 2003 and at the end of each succeeding three (3) year period. If not terminated or amended upon an Extraordinary Resolution of Trust Unitholders at any such meeting, and upon written notice as aforesaid, the Agreement shall automatically continue.

7.02 Termination by Advisor

     Notwithstanding clause 7.01, this Agreement may be terminated upon 180 days prior written notice by the Advisor to all of the other parties to the Agreement.

7.03 Review by Unitholder

     A further extension of this Agreement for a period of three years determined from the date of the annual meeting of the Trust Unitholders in 2003 shall be considered at the Annual Meeting of Unitholders held in 2003.

7.04 Payment

     In the event that the Agreement is terminated due to any of the following (a fundamental change):

a)	the Fund is terminated pursuant to the terms of the Trust Indenture and the affairs of the Fund are wound up in accordance with the terms of the Trust Indenture; or

b)	all or substantially all of the Royalty or other assets of the Fund are sold, transferred or otherwise disposed of by the Fund;

then;

c)	the Advisor shall, in addition to any other rights or remedies that it may have at law or in equity, be entitled to receive, and the Investor and the Fund shall pay, or the Trustee shall pay from funds held on behalf of the Investor or the Fund, on the Termination Date all Management Fees and general other administrative costs owing at the time of termination together with all severance amounts, including employee severance amounts and other liabilities, including equipment leases and office rentals which are reasonably attributable to the employees, consultants, services and equipment employed by the Advisor in the provision of the Management Services; and

d)	the Trustee and the Investor shall also compensate the Advisor for the economic loss resulting from such fundamental change based upon the minimum unexpired term of this Agreement being the amount of the Management Fees calculated for the remaining three (3) years of the Agreement determined in reference to an independent engineering appraisal.

7.05 Termination

     Upon the effective date of termination of this Agreement, the Advisor shall forthwith:

a)	pay to or to the order of the Investor and the Fund all monies collected and held for either of them pursuant to this Agreement, after deducting any amounts incurred to which it is then entitled;

b)	deliver to or to the order of the Investor and the Fund a complete auditor’s report including a statement showing all payments collected, and a statement of all monies held by it pursuant to this Agreement during the period following the date of the last audited statement furnished to the Investor and the Fund pursuant to this Agreement; and

c)	to the extent that it is able, subject to legislative and contractual restrictions, deliver to and, where applicable, transfer into the name of the Investor or as the Investor may in writing direct, all property and documents of the Investor then in the custody of the Advisor.

7.06 Default

     The Advisor’s appointment and all authority hereunder shall be terminable by 30 days written notice from any of the other parties in the event:

a)	that the Advisor:

i)	shall institute proceedings to be adjudicated as a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it;

ii)	shall file a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any Canadian federal or provincial bankruptcy law;

iii)	shall consent to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy;

iv)	shall make an assignment for the benefit of creditors;

v)	shall voluntarily suspend transaction of its usual business;

b)	that a court having jurisdiction in the premises shall have entered a decree or order:

i)	adjudging the Advisor bankrupt or insolvent, under any Canadian federal or provincial bankruptcy law; or

ii)	for the appointment of a receiver, trustee or assignee in bankruptcy with respect to the Advisor;

c)	that any proceeding with respect to the Advisor is commenced under the Companies’ Creditors Arrangements Act (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants; or

d)	that the Advisor makes default in the performance of a material obligation under this Agreement, which default is not remedied within 30 days of receipt by the Advisor of notice of such default from any other party hereto. Any such notice of default shall not be valid unless it provides reasonable particulars of the default complained of.

7.07 The Investor or the Fund, as the case may be, may by written notice (with the prior approval of the other parties hereto) at any time and from time to time:

a)	waive performance of any term or provision of this Agreement required to be performed by the Advisor;

b)	waive any default under this Agreement; and

c)	grant any extension of time for the performance of any term or provision of this Agreement including the period of time after which an event becomes a default.

7.08 If a default has been waived, it shall be deemed for all purposes never to have occurred and if a period of time has been extended, such extended period shall, for all purposes, be deemed to have begun ab initio; provided however, that no waiver shall constitute a waiver of any subsequent default for non-performance.

7.09 Delays in or failure of performance by the Advisor of a term or provision of this Agreement shall not constitute a default under this Agreement or give rise to any claim for damages, consequential damages or loss of profits, if caused by occurrences beyond the control of the Advisor provided that the Advisor shall, in any event, effect the payment of the Cash Distributions and the Trust Payments as provided herein.

7.10 Lease Obligation

     Upon termination of this Agreement in accordance with clause 7.01 or clause 7.02, the Investor shall assume its pro rata proportion of any unexpired lease term of the Advisor’s business offices.

ARTICLE VIII
MISCELLANEOUS

8.01 No Partnership or Joint Venture or Agency

     The parties to this Agreement are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. Except for property management and similar duties carried out by the Advisor in the name and on behalf of the Investor, the Advisor shall perform its duties hereunder as an independent contractor and not as an agent of the Investor.

8.02 Amendments

     This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns. This Agreement may be amended or varied by the Fund and the Trustee only with the consent of the Unitholders by Extraordinary Resolution provided, however that the Fund and the Trustee may, without the approval of the Unitholders, agree to amendments to this Agreement initiated by the Advisor for the purpose of:

a)	removing any conflicts or inconsistencies between this Agreement and the Prospectus or any applicable law or regulation if in the opinion of counsel for the Trustee such amendments are not prejudicial to the interests of the Unitholders; or

b)	making such minor changes or corrections to this Agreement as counsel for the Advisor may advise are necessary or desirable and which counsel for the Trustee confirms are not adverse to the interests of the Unitholders.

8.03 Notification of Amendment

     As soon as shall be practicable after the making of any amendment pursuant to Section 8.02 hereof, the Advisor shall furnish written notification of the substance of such amendment to each Unitholder.

8.04 Assignment

     This Agreement shall not be assigned by any party hereto without the prior written consent of all other parties and the consent of the Unitholders by Extraordinary Resolution.

8.05 Severability

     If any provision of this Agreement shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provisions in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Agreement in any jurisdiction.

8.06 Notices

     All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering same or mailing same by pre-paid registered mail to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered, and if mailed, shall be deemed to have been given or made and received on the fifth (5th) Business Day following the day on which it was so mailed. The parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Investor:	Pengrowth Corporation Sunlife Plaza — East Tower Suite 700, 112 — 4th Avenue S.W. Calgary, Alberta T2P 0H3

Fund:	Pengrowth Energy Trust Sunlife Plaza — East Tower Suite 700, 112 — 4th Avenue S.W. Calgary, Alberta T2P 0H3

Trustee:	Computershare Trust Company of Canada Suite 710 — 530 8th Avenue S.W. Calgary, Alberta T2P 3S8

Advisor:	Pengrowth Management Limited Sunlife Plaza — East Tower Suite 700, 112 — 4th Avenue S.W. Calgary, Alberta T2P 0H3

8.07 Reliance

     The Advisor shall be entitled to rely on statements, advice or opinions (including financial statements and auditor’s reports) of agents (any of which may be persons with which the Advisor or an agent is affiliated) whose professions give authority to a statement made by them on the subject in question and who are considered by the Advisor to be competent. The Advisor may rely, and shall be protected in acting, upon any instrument or other documents believed by it to be genuine and in force.

8.08 Force Majeure

     No party shall be deemed to be in default in respect of non-performance of its obligations hereunder, if any, so long as its non-performance is due to strike, walk out, industrial disturbance, storm, fire, flood, explosion, lightning, tempest, act of God or Queen’s enemies, governmental restraint, of any other cause (with similar or dissimilar to those enumerated) beyond its control; provided that lack of finance shall in no event be deemed to be a cause beyond the party’s control.

8.09 Governing Law

     The provisions of this Agreement shall be governed by and construed in accordance with the laws of Alberta.

8.10 Replacement of Earlier Agreements

     This Third Amended Management Agreement amends, replaces, supersedes the Management Agreement dated December 2, 1988, the Amended Management Agreement dated April 21, 1994, and the Second Amended Management Agreement dated April 29, 1997, among the parties thereto.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

PENGROWTH CORPORATION

Per: -s- James S. Kinnear

Per: -s- Gordon Andersen

PENGROWTH ENERGY TRUST, by its Trustee, Computershare Trust Company of Canada

Per: -s- Stacie Moore

Per: -s- Heather Morley

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: -s- Stacie Moore

Per: -s- Heather Morley

PENGROWTH MANAGEMENT LIMITED

Per: -s- James S. Kinnear

Per: -s- Gordon Andersen